Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GREENTREE HOSPITALITY GROUP LTD.

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GREENTREE HOSPITALITY GROUP LTD.

October 21, 2019

Please vote, sign, date and
mail your proxy card in the
envelope provided so that
your vote is received on or
before October 11, 2019 at
1:00 p.m. EST.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RESOLUTION 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR AGAINST ABSTAIN
1. To approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2019.	☐ ☐ ☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.